ทะเบียนเลขที่ บมจ. 53

File No. 82-3827

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
**PTT Exploration and Production Public Company Limited**

PTTEP No. 1.910/ ๑๗๐ /2006

*Finance Dept.*
*Tel.0-2537-4512, 0-2537-4611*

06013283

RECEIVED
2006 MAY 10 A 9:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 4, 2006

**President**
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

SUPPL

Dear Sir,

**Subject: Schedule for Arthit Project production start-up**

The recent sustained rise in oil price has been the key contributor to largest increase in the number of major oil and gas construction projects worldwide. This immediate upturn in the oil and gas construction industry has created severe shortages in materials and equipment resulting in start-up delays of numerous major oil and gas construction projects worldwide.

PTTEP's Arthit Project construction is also being affected by these worldwide shortages. The company expects that gas delivery from Arthit Field might be delayed between 6 to 9 months from the original schedule of April 2007 under current conventional construction method.

PTTEP is very concerned about this delay and is developing alternate construction methods as well as sourcing worldwide for equipment and materials in order to improve the construction schedule, thus, minimizing any impact from any delay.

Further update on production schedule will be notified in due course.

Yours sincerely,

PROCESSED
MAY 11 2006
THOMSON FINANCIAL

Maroot Mrigadat

President

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